UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2019

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 18, 2019, Can-Fite BioPharma Ltd. (the “Company”) filed a lawsuit against Capital Point Ltd. (“Capital Point”), its co-CEOs, Shay Itzhak Lior and Yossi Tamar, its Chairman, Dr. Shuki Gleitman, and its major shareholders, Shir Roichman and Yehuda Kahane, in the District Court of Tel Aviv. The lawsuit alleges that Capital Point engaged in improper conduct in its attempt to exert control over the Company by, among things, unlawfully requesting that the Company convene a shareholders’ meeting to replace its directors. The Company seeks damages of NIS 40 million (approximately $11.1 million) and intends to vigorously pursue its claims. In a related lawsuit, on June 13, 2019, Capital Point initiated legal proceedings in the District Court of Tel Aviv to compel the Company to convene a special shareholders’ meeting no later than July 18, 2019 and to direct the Company to make no changes in its capital structure, including not issuing any securities, prior to the record date of such meeting. The Company intends to vigorously defend itself in this matter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2019	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer